SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549

                                 FORM 11-K

 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934

                For the fiscal year ended December 31, 2001

                                     OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

               For the transition period from _____ to _____

                       Commission file number 1-5742

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    Perry Distributors, Inc. 401(k) Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Rite Aid Corporation
                               30 Hunter Lane
                       Camp Hill, Pennsylvania 17011

PERRY DISTRIBUTORS, INC. 401(k) PLAN

TABLE OF CONTENTS
------------------------------------------------------------------------------

                                                                           Page

INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS AS OF December 31, 2001 and 2000
AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED
   DECEMBER 31, 2001:

   Statements of Net Assets Available for Benefits                           2

   Statements of Changes in Net Assets Available for Benefits                3

   Notes to Financial Statements                                            4-8

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2001:

   Schedule of Assets Held for Investment Purposes                           9

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2000:

   Schedule of Assets Held for Investment Purposes                          10

SUPPLEMENTAL SCHEDULE FOR THE YEAR ENDED DECEMBER 31, 1999:

   Schedule of Prohibited Transactions                                      11

INDEPENDENT AUDITORS' REPORT


To the Trustee and Participants of
   Perry Distributors, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Perry Distributors, Inc. 401(k) Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania
June 13, 2002

PERRY DISTRIBUTORS, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                                      2001              2000

ASSETS:
  Investments                                     $ 1,786,412       $ 1,651,366

  Contributions receivable:
    Employer                                              481             2,285
    Employee                                            7,215             7,388

       Total contributions receivable                   7,696             9,673
                                                  -----------        ----------

NET ASSETS AVAILABLE FOR BENEFITS                 $ 1,794,108       $ 1,661,039
                                                  ===========       ===========


See notes to financial statements.

PERRY DISTRIBUTORS, INC. 401(k) PLAN


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
---------------------------------------------------------------------------------------------------------------

                                                                              December 31,
                                                          -----------------------------------------------------
                                                               2001                2000                1999

ADDITIONS:
  Employee contributions                                    $ 201,057           $ 200,022            $ 199,681
  Employer contributions                                       32,651              64,652              133,265
  Rollover contributions                                            -               2,001                    -
  Investment income                                            68,667              63,411               46,390
  Net (depreciation) appreciation in fair value
  of investments                                             (112,387)            (90,903)              103,115
                                                          -----------         -----------          -----------

           Total additions, net                               189,988             239,183              482,451

DEDUCTIONS:
  Benefit payments                                             51,282              47,278               34,651
  Loan defaults                                                 5,637               4,249                    -
                                                          -----------         -----------          -----------

           Total deductions                                    56,919              51,527               34,651
                                                          -----------         -----------          -----------

INCREASE IN NET ASSETS AVAILABLE FOR
  BENEFITS                                                    133,069             187,656              447,800

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                         1,661,039           1,473,383            1,025,583
                                                          -----------         -----------          -----------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                             $ 1,794,108         $ 1,661,039          $ 1,473,383
                                                          ===========         ===========          ===========


See notes to financial statements.


PERRY DISTRIBUTORS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

1.    PLAN DESCRIPTION

      The following brief description of the Perry Distributors, Inc. 401(k) Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      General - The Plan is a defined contribution plan. An individual account is established for each participant and provides benefits that are based on (a) amounts the participant and Rite Aid Corporation (the "Company") contributed to a participant's account,
      (b) investment earnings (losses), and (c) any forfeitures allocated to the account, less any administrative expenses charged to the Plan.

      The Company is the Plan administrator and is responsible for the preparation of the Plan's financial statements.

      In March 1995, Perry Drug Stores, Inc. was acquired by the Company, which became the Plan sponsor. The Company has elected to continue this Plan.

      Effective June 16, 2001, the Company ceased making contributions to the Plan pursuant to a collective bargaining agreement dated May 27, 2001. Employees continue to contribute as described below, however, there is no Company match.

      Participation - Each employee who is a member of the International Brotherhood of Teamsters, Chauffeurs, Warehousemen and Helpers of America, Local 614 becomes eligible to participate in the Plan after attaining age 21 and completing one year of service (at least 1,000 hours).

      Contributions - Each year, a participant may elect to contribute up to 12% of the participant's pretax annual compensation, as defined in the Plan. A participant may also contribute, or rollover, amounts representing distributions from another qualified defined benefit or defined contribution plan. With respect to elective contributions paid or accrued prior to June 15, 2001, the Company matches 100% of each participant's pretax annual contribution, not to exceed the lesser of $700 or 2% of the participant's pretax annual compensation. The Company match is contributed per pay period throughout the Plan year. No matching contribution will be made with respect to elective deferrals paid or accrued after June 15, 2001.

      Investment Options - The Plan provides participants with the option of investing in 10 funds. The funds vary in degree of risk and investment objective.

      Payment of Benefits - Upon termination of service due to death, disability, or retirement, a participant may elect to receive a lump sum amount equal to the value of the participant's vested interest in the participant's account, or installment payments as determined by the Plan administrator.

      Loans - Loans under the Plan are not permitted. However, the Company has identified loans made under the Plan resulting in an operational failure. To correct this operational failure, the Company has proposed to retroactively amend the Plan to permit up to three loans be outstanding at one time. This operational failure and the proposed correction method have been identified in the Voluntary Correction Program ("VCP") described in Note 7.

      Vesting - A participant is vested immediately in the participant's voluntary contributions, plus actual earnings (losses) thereon. Vesting in the Company's contributions is based on years of service, as defined in the Plan document. A participant becomes fully vested in the Company contributions upon the participant's death, disability or attainment of normal retirement age while employed, or the occurrence of a plan termination. If not vested earlier for one of the foregoing reasons, and not subject to other exceptions described in the Plan document, a participant's account becomes fully vested upon the participant's attainment of five years of service.

      Forfeitures - When a participant withdraws from the Plan prior to becoming fully vested, the non-vested portion of the participant's account is forfeited and credited to a suspense account. The suspense account will be reallocated to participants in the same manner as matching contributions.

2.    SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting - The accompanying financial statements are prepared on the accrual basis of accounting.

      Investments - The Plan's investments are stated at fair value, except the Guaranteed Interest Account, as measured by quoted prices in an active market. Realized gain or loss on investment transactions is determined using the first-in, first-out method; investment transactions are recorded at the trade date.

      The Guaranteed Interest Account ("GIA") is a group annuity insurance product issued by Prudential. Interest on the GIA is credited daily. Prudential declares the current interest rate on each successive calendar quarter which remains in effect until the end of the following calendar year for contributions received during that calendar quarter. The GIA is deemed to be benefit responsive, therefore, it is presented at contract value which approximates fair value. The average yields were 5.06%, 6.31% and 5.61% for 2001, 2000 and 1999, respectively. As of December 31, 2001 and 2000, the crediting interest rate was 4.50% and 6.10%, respectively.

      Administrative Expenses - Under the terms of the Plan agreement, costs relating to Plan administration may be paid by the Company. For the years ended December 31, 2001, 2000 and 1999, the Company as Plan sponsor has paid substantially all administrative expenses.

      Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

      The Plan invests in various securities including U.S. Government securities and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

      Derivative Instruments and Hedging Activities - On January 1, 2001, the Plan adopted the Financial Accounting Standards Board Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138. This standard establishes accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other contracts, and for hedging activities. It requires an entity to recognize derivatives as either assets or liabilities in the statement of financial position and to measure those instruments at fair value. Adoption of SFAS No. 133, as amended, did not have a material impact on the financial statements of the Plan.

3.    INVESTMENTS

      The following presents investments that represent 5% or more of the Plan's assets:

                                                          December 31,
                                                    ---------------------------
                                                         2001            2000

      Prudential Guaranteed Interest Account         $ 849,638       $ 743,187
      Prudential Jennison Growth Fund                  272,387         282,253
      Prudential Stock Index Fund, Class I             195,501         181,655
      Prudential Active Balanced Fund                  166,494         154,609


      The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

                                                                   Year Ended December 31,
                                                  --------------------------------------------------
                                                      2001              2000               1999

      Investments, at fair value:
        Mutual Funds                               $(113,371)         $ (87,000)        $ 114,032
        Common Stock                                     984             (3,903)          (10,917)

        Total (depreciation) appreciation          $(112,387)         $ (90,903)        $ 103,115



4.    TAX STATUS

      The Plan obtained its latest determination letter dated November 20, 1995, in which the Internal Revenue Service ("IRS") stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. On February 28, 2002, the Company submitted the Plan for a new determination letter from the IRS. However, the Company, as Plan sponsor, believes that the Plan is in compliance with the applicable requirements of the IRC, except as otherwise disclosed in Note 7. Management believes that the processes identified for remediation would not cause the Plan to be disqualified by the IRS. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants would become fully vested in their employer contributions.

6.    PARTY-IN-INTEREST TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by Prudential, the custodian of the Plan. The transactions related to such investments qualify as party-in-interest transactions. The Plan has also permitted investment in the common stock of the Company, see
      Note 7. The Company is the Plan sponsor, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Plan does not consider employer contributions or benefits paid by the Plan to be party-in-interest transactions.

7.    CONTINGENCIES

      As of January 1, 1999, the Plan had less than 1% of its assets invested in Company common stock (Company Stock Fund) at a share price of $49.75. On October 12, 1999, following the Company's announcement that its previously issued financial statements should not be relied upon, the Company suspended all purchases of Company stock through the Company Stock Fund. Contributions received on or after October 12, 1999, which would otherwise have been directed to the Company Stock Fund, were invested in the Prudential MoneyMart Assets Fund and will continue to be invested in the Prudential MoneyMart Assets Fund until the participant elects otherwise.

      In late 1999, the Company's Board of Directors hired a new executive management team to address and resolve various business, operational and financial challenges confronting the Company. New management began the process of reviewing the administration of the Plan for purposes of determining compliance with provisions of the Plan and regulatory requirements. Management has identified certain processes not in compliance with the provisions of the Plan or regulatory requirements, as follows:

      a) During 2000 and 1999, the Company failed to withhold and contribute participants' salary deferral contributions associated with supplemental salary payments in the amount of $24 and $252, respectively. In addition, the employer match contributions of $13 and $164 for 2000 and 1999, respectively, associated with such participant salary deferrals were also not contributed to participant accounts. The Company has compiled an evaluation of the amount of investment income that would have been earned by the participants on such matching and salary deferral contributions during the periods in question. The Company estimates the maximum foregone investment income on such contributions to be $28, $26 and $12 for 2001, 2000 and 1999, respectively. The Company expects to make a contribution to the respective participant accounts during 2002.

      b) During 1999, the Company failed to remit in a timely manner certain employee salary deferral contributions in the amount of $84,756 to the Plan custodian, Prudential, in accordance with the Department of Labor's rules regarding the timeliness of depositing such employee contributions. The Company has completed its evaluation of the amount of investment income that would have been earned by the participants on those contributions during the period in question. During 2001, the Company made an additional contribution to the Plan to be allocated to the affected participants' accounts in the amount of $4,100, which represents the investment income that would have been earned by the participants had the contributions been deposited with the trustee on a timely basis.

      c) The Plan was not being operated in accordance with the Plan document relating to the disbursement of minimum account balances. The Plan calls for lump-sum disbursements of a participant's account following a termination or retirement if that participant's account is not more than $5,000. As a result of the analysis completed in January 2002 related to this defect, the estimate of the minimum account balances subject to disbursement in accordance with the Plan document for Plan years ended December 31, 2001, 2000 and 1999 is $11,635,
            $10,220 and $10,093, respectively. This defect was included within the Voluntary Correction Program ("VCP") filing with the IRS and its correction is subject to the receipt of a compliance statement from the IRS for the VCP filing as described below.

      In July 2001, the Company filed a VCP with the IRS, requesting a compliance statement and approval of the correction method for operational failures identified in the Plan. As of the date of this report, no correspondence has been received from the IRS relating to this matter other than an acknowledgment. However, management believes that the proposed correction methods are acceptable under current IRS guidelines.

      Management believes that the processes identified for remediation would not cause the Plan to be disqualified by the IRS. Penalties, taxes and remedial payments, if any, due to non-compliance will be paid by the Company.

                                   ******



PERRY DISTRIBUTORS, INC. 401(k) PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001
----------------------------------------------------------------------------------------------

                                                                                       Current
Identity of Issue                     Description of Investment                         Value

 *Rite Aid Corporation                Company Stock Fund                               $ 1,835
 *Prudential                          Guaranteed Interest Account                      849,638
 *Prudential                          Jennison Growth Fund                             272,387
 *Prudential                          Stock Index Fund, Class I                        195,501
 *Prudential                          Active Balanced Fund                             166,494
 *Prudential                          International Stock Fund                          65,438
 *Prudential                          MoneyMart Assets Fund                             42,363
 *Prudential                          Government Income Fund                            20,236
  Fidelity                            Magellan Fund                                     42,091
  Putnam                              Growth and Income Fund                            12,439
**Participant Notes                   Loan Fund                                        117,990

                                      TOTAL                                        $ 1,786,412


* Party-in-interest

** The loans range in interest rates from 5.75% to 10.50% and expire through 2021.





PERRY DISTRIBUTORS, INC. 401(k) PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2000
------------------------------------------------------------------------------------------------

                                                                                        Current
Identity of Issue                     Description of Investment                          Value

  *Rite Aid Corporation               Company Stock Fund                                  $ 886
  *Prudential                         Guaranteed Interest Account                       743,187
  *Prudential                         Jennison Growth Fund                              282,253
  *Prudential                         Stock Index Fund, Class 1                         181,655
  *Prudential                         Active Balanced Fund                              154,609
  *Prudential                         International Stock Fund                           67,236
  *Prudential                         MoneyMart Assets Fund                              26,710
  *Prudential                         Government Income Fund                             16,362
    Fidelity                          Magellan Fund                                      32,848
    Putnam                            Growth and Income Fund                             10,259
  **Participant Notes                 Loan Fund                                         135,361
                                                                                    -----------

                                      TOTAL                                         $ 1,651,366
                                                                                    ===========




* Party-in-interest

** The loans range in interest rates from 9.25% to 10.50% and expire through 2020.


PERRY DISTRIBUTORS, INC. 401(k) PLAN

SCHEDULE OF PROHIBITED TRANSACTIONS
YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------


                        Period(s)         Employee
Date Remitted to        Covered by        Deferral
Trustee/Custodian       Payroll            Amount              Check Date


3/25/1999               1/16/1999             $5,245               1/21/1999
3/25/1999               1/23/1999              5,032               1/28/1999
5/26/1999               4/17/1999              4,864               4/22/1999
 6/7/1999               4/24/1999              5,313               4/29/1999
3/23/2000              12/25/1999             64,302              12/30/1999

                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          PERRY DISTRIBUTORS, INC. 401(k) PLAN


                                          /s/ Richard J. Varmecky
                                          ---------------------------------
                                          Name:  Richard J. Varmecky
                                          Title: Trustee

Date:  June 28, 2002